HAVE GUN WILL TRAVEL ENTERTAINMENT, INC.	5850 Canoga Avenue, 4th Floor, Woodland Hills, CA 91367-6554

June 12, 2014

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention:	Claire Erlanger Linda Cvrkel Julia Griffith Justin Dobbie, Legal Branch Chief

Re:	Have Gun Will Travel Entertainment, Inc. Registration Statement on Form S-1 Filed February 5, 2014 File No. 333-193768

Dear Mr. Dobbie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Have Gun Will Travel Entertainment, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-193768), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on June 16, 2014, or as soon as practicable thereafter.

The Registrant hereby authorizes Matthew McMurdo, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Matthew McMurdo at (917) 318-286. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Matthew McMurdo at matt@nannaronelaw.com.

Very Truly Yours,

/s/ Tommie Ray
By: Tommie Ray
Its: President

cc: Matthew McMurdo, Esq.